EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Six Months Ended June 30, 2009	Years Ended December 31,
		2008	2007	2006	2005	2004
EARNINGS
Loss before income tax expense	$(18,169)	$(95,007)	$(6,457)	$(6,114)	$(7,981)	$(9,258)
Add: Fixed charges (below)	1,025	2,139	1,506	577	376	284
Amortization of capitalized interest	—	—	—	—	—	—
Less: Interest capitalized	—	—	—	—	—	—

Earnings for ratio	$(17,144)	$(92,868)	$(4,951)	$(5,537)	$(7,605)	$(8,974)

FIXED CHARGES:
Interest expense	$762	$1,706	$1,179	$502	$263	190
Amortized capitalized expenses related to indebtedness	137	216	226	—	—	—
Estimated interest portion of rental expense(1)	126	217	101	75	113	94

Fixed charges	1,025	2,139	1,506	577	376	284

FIXED CHARGES IN EXCESS OF EARNINGS	$18,169	$95,007	$6,457	$6,114	$7,981	$9,258

RATIO OF EARNINGS TO FIXED CHARGES	(2)	(2)	(2)	(2)	(2)	(2)

(1)	Used approximately 15% of rent expense on operating leases.

(2)	During each of these periods, our earnings were less than our fixed charges. The amount of such deficiency was approximately $18.2 million for the six months ended June 30, 2009, and $95.0 million, $6.5 million, $6.1 million, $8.0 million and $9.3 million for the fiscal years 2008, 2007, 2006, 2005 and 2004, respectively.